Filed pursuant to Rule 433
Registration No. 333-136224
Dated August 3, 2006
FINAL TERM SHEET
5.90% Senior Notes Due 2016

Issuer:	Baxter International Inc.

Expected Ratings:	Baa1/A-/A- (Stable/Watch Positive/Positive)

Format:	SEC Registered

Ranking:	Senior Unsecured

Offering Size:	$600,000,000

Trade Date:	August 3, 2006

Settlement Date:	August 8, 2006 (T+3)

Maturity:	10 years — September 1, 2016

Interest Payment Dates:	Payable semi-annually on March 1 and September 1

First Pay Date:	March 1, 2007

Treasury Benchmark:	UST 5.125% due May 15, 2016

UST Spot (PX / Yield):	101-12+ / 4.943%

Spread to UST:	+ 100 bps

Re-offer Yield to Maturity:	5.943%

Coupon:	5.900%

Issue Price:	99.672%

Net Proceeds to Issuer:	$595,032,000

Day Count Basis:	30 / 360

Optional Redemption:	Make Whole + 15 bps

Minimum Denomination:	$2,000 x $2,000

CUSIP:	071813 AW 9

Bookrunners:	Goldman, Sachs & Co., J.P. Morgan Securities Inc.

Co-managers:	Banc of America Securities LLC, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., UBS Securities LLC
     Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526 or by calling J.P. Morgan Securities Inc. collect at 212-834-4533.